UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of August 2016

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer
Dated: August 17, 2016

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.co.il	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft / Gavriel Frohwein Tel: (US) 1 646 688 3559 camtek@gkir.com

FOR IMMEDIATE RELEASE

CAMTEK ANNOUNCES A REORGANIZATION OF ITS DIGITAL PRINTING ACTIVITY,
SIGNIFICANTLY REDUCING RELATED OPERATING EXPENSES

Direct expenses are expected to be reduced to an annual rate of approximately $2.5m

MIGDAL HAEMEK, Israel – August 17, 2016 – Camtek Ltd. (NASDAQ: CAMT; TASE: CAMT), today announced a decision to reorganize its current mode of operation with respect to its functional inkjet technology (FIT) activity.

As part of this change, Camtek will cease supporting the four Gryphon systems currently installed at customer sites, and will re-focus on creating the next generation of digital printer. This will allow Camtek to significantly reduce the run-rate of this activity from $5.5 million to approximately $2.5 million, annually. Camtek estimates that the development of the next generation printer will take approximately 18 months.

Rafi Amit, Camtek’s Chairman and CEO, commented, “Based on feedback we gathered from the four customers that have been evaluating the Gryphon system and in order to increase the addressable market, we have decided that there is a need for a significant redesign of the system, the process and the ink. This will enable us to better gear the technology to market requirements. Our contacts with customers and potential customers over the past few years, underscore that there is a huge market opportunity, and we continue to believe that the digital printing technology is superior to the current processes used by the PCB industry, and that it is ultimately the future for this industry. At the same time, we realize that the penetration process and market education will take longer than previously anticipated”.

Continued Mr. Amit, “Our decision to cease supporting our four current Gryphon systems and focus on the development of the next generation of digital printer will allow us, once the development is completed, to return to the market more effectively. Additionally, our FIT team will operate much more efficiently, as their efforts will focus solely on pure R&D activities without the need to support systems at distant customer sites. During this period, we will also continue our efforts to seek a strategic investor and build alliances with leading ink manufactures.”

“The action we are taking today, will significantly reduce our annual operating expenses related to our FIT activity, from approximately $5.5 million to about $2.5 million," concluded Mr. Amit.

Camtek is in a process of evaluating the implications of this decision on certain assets and liabilities on its balance sheet. In addition to these implications, we expect to record one-time re-structuring costs of $300-400 thousand. All financial related implications will be recorded in the third quarter financial results.

ABOUT CAMTEK LTD.

Camtek Ltd. provides automated and technologically advanced solutions dedicated to enhancing production processes, increasing products yield and reliability, enabling and supporting customers' latest technologies in the Semiconductors, Printed Circuit Boards (PCB) and IC Substrates industries.

Camtek addresses the specific needs of these interconnected industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing and functional 3D inkjet printing.

This press release is available at www.camtek.com .

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, intellectual property litigation, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.